--------                               -----------------------------
 FORM 5                                        OMB APPROVAL
--------                               -----------------------------
----- Check this box if no longer      OMB Number:..................
      subject to Section 16. Form 4    Expires:.....................
----- or Form 5 obligations may        Estimated average burden
      continue. See Instruction 1(b).  hours per response .........
                                       ------------------------------
----- Form 3 Holdings
      Reported
-----
----- Form 4 Transactions
  X   Reported
-----
               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


- ----------------------------------------------------------------------------
1. Name and Address of Reporting Person*


    Hilal           Peter                  K.
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   c/o Hilal Capital Management LLC
   60 East 42nd Street
   Suite 1946
- ----------------------------------------------------
                   (Street)

   New York            NY                 10165
- ----------------------------------------------------
   (City)           (State)               (Zip)

- ----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Applied Molecular Evolution, Inc. (AMEV)
- ----------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

- ----------------------------------------------------------------------------
4. Statement for Month/Year

   9/2000
- ----------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

- ----------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by more than one Reporting Person

- ----------------------------------------------------------------------------





Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)            action     action         or Disposed of (D)
                         Date       Code           (Instr. 3, 4 and 5)
                         ------     (Instr. 8)  --------------------------
                         (Month/    -----------    Amount   (A) or   Price
                          Day/                              (D)
                          Year)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Common Stock             7/27/00      P4         278,645    A        19.00
See note (1) under
Explanation of Responses,
below.
------------------------------------------------------------------------------
Common Stock             7/31/00      J4         444,445   See       See note
See note (3) under                 See note (4)            note (4)  (4) under
Explanation of Responses,          under                   under     Explanation
below.                             Explanation             Expla-    of Respons-
                                   of Responses,           nation    es, below.
                                   below.                  of Res-
                                                           ponses,
                                                           below.
------------------------------------------------------------------------------

------------------------------------------------------------------------------

5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned at End     (1) (Instr. 4)      Ownership
   of Issuer's                          (Instr. 4)
   Fiscal Year
   (Instr. 3
    and 4)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      0                D/I             See note (2)
                  See note (2)         under Expla-
                  under Explanation    nation of
                  of Responses,        Responses,
                  below.               below.

------------------------------------------------------------------------------
      0                D/I             See note (2)
                  See note (2)         under
                  under Explana-       Explanation
                  tion of Res-         of Responses,
                  ponses, below.       below.


------------------------------------------------------------------------------

------------------------------------------------------------------------------

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v)
Reminder: Report on a separate line for each class of securities
beneficially owned directly or indirectly.      (Over)
(Print or Type Responses)



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac-  4. Transac-   5. Number of
   Security (Instr. 3)    sion or    tion Date    tion Code     Derivative
                          Exercise   (Month/      (Instr. 8)    Securities
                          Price of    Day/      ------------    Acquired (A)
                          Deriv-      Year)                     or Disposed
                          ative                                 of (D) (Instr.
                          Security                                3, 4, and 5)
                                                                 -------------
                                                                  (A)      (D)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

6. Date Exer-       7. Title and Amount  8. Price of    9. Number of
   cisable and Ex-     of Underlying        Derivative     Derivative
   piration Date       Securities           Security       Securities
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)     Beneficially
   Year)            -------------------                    Owned at
------------------            Amount or                    End of Year
Date     Expira-       Title  Number of                    (Instr. 4)
Exer-    tion                 Shares
cisable  Date
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
10. Ownership      11. Nature of
       of              Indirect
    Derivative         Beneficial
    Security:          Ownership
    Direct (D) or      (Instr. 4)
    Indirect (I)
    (Instr. 4)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Explanation of Responses:

(1) This information relates to shares of Common Stock of AMEV purchased on the IPO date at the IPO price.

(2) The undersigned beneficially owns shares of Common Stock of AMEV held directly by Hilal Capital, LP ("HCLP"), Hilal Capital QP, LP ("HCQP"), another discretionary account ("the Account"), Hilal Capital International, Ltd. ("HCI") and Hilal Capital Associates LLC ("HCA"). Hilal Capital
Partners LLC ("HCP") serves as general partner to, and has investment discretion over securities held by, HCLP, HCQP and HCA. Hilal Capital Management LLC ("HCM") serves as the investment manager to, and has investment discretion over, the securities held by HCI and the Account. The undersigned is the managing member of HCP and HCM. In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock of AMEV held by HCLP, HCQP, the Account, HCI and HCA is reported herein. The undersigned disclaims any beneficial ownership of the securities to which Form 5 relates for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, HCLP, HCQP, the Account, HCI and HCA.

(3) Shares of AMEV transferred from the Account to HCI in exchange for shares of HCI. (See note 4).

(4) On July 31, 2000, the Account transferred shares of Common Stock of AMEV to HCI in an exchange for shares of HCI. The Common Stock of AMEV had a market value of $26 3/8 per share as of July 31, 2000, the effective date of such transfer.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                      /s/Peter K. Hilal				  October 17, 2000
                     ------------------------------------    -----------------
                     **Signature of Reporting Person               Date

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